



March 9, 2006

Office of International Corporate Finance
Division of Corporate Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549



SUPPL

Dear Sirs or Madames: Agricore United

Re: ~~United Grain Growers Limited~~ – File No. 82-34725
Information Furnished Pursuant to Rule 12g3-2(b)
Under the Securities and Exchange Act of 1934

Please find enclosed the following information furnished pursuant to Rule 12g3-2(b) and the file number noted above.

1. Press Releases of UGG dated:
   - March 9, 2006 (Agricore United: Improved Grain Shipments Overshadowed by Timing of Crop Input Sales)
   - March 9, 2006 (First Quarter for the three months ended January 31, 2006)
   - March 9, 2006 (Agricore United Declares Quarterly Dividend)
   - March 9, 2006 (Form 52-109F2 signed by Brian Hayward)
   - March 9, 2006 (Form 52-109F2 signed by Peter Cox)

Yours very truly,

David J. Carefoot, CA, CBV
Vice President,
Corporate Finance & Investor Relations

DJC/slh

cc: Tom Kirk, Corporate Secretary
Peter G. M. Cox, CFO

David Carefoot - Vice President, Corporate Finance and Investor Relations
201 Portage Avenue, P.O. Box 6600, Winnipeg, Manitoba Canada R3C 3A7
Bus: (204) 944-5651 • Fax: (204) 944-5415 • Email: dcarefoot@agricoreunited.com • www.agricoreunited.com

FORM 52-109F2
MODIFIED CERTIFICATION OF INTERIM FILINGS

I, ***Brian Hayward, Chief Executive Officer, Agricore United***, certify that:

1) I have reviewed the interim filings (as this term is defined in Multilateral Instrument 52-109 *Certification of Disclosure in Issuers' Annual and Interim Filings*) of ***Agricore United*** (the issuer) for the interim period ending ***January 31, 2006***;

2) Based on my knowledge, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings;

3) Based on my knowledge, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the interim filings; and

4) The issuer's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures for the issuer, and we have designed such disclosure controls and procedures, or caused them to be designed under our supervision, to provide reasonable assurance that material information relating to the issuer, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which the interim filings are being prepared.

Date: **March 9, 2006**

"Brian Hayward"

Brian Hayward
CEO

FORM 52-109F2
MODIFIED CERTIFICATION OF INTERIM FILINGS

I, ***Peter G. M. Cox, Chief Financial Officer, Agricore United***, certify that:

1) I have reviewed the interim filings (as this term is defined in Multilateral Instrument 52-109 *Certification of Disclosure in Issuers' Annual and Interim Filings*) of **Agricore United** (the issuer) for the interim period ending ***January 31, 2006***;

2) Based on my knowledge, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings;

3) Based on my knowledge, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the interim filings; and

4) The issuer's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures for the issuer, and we have designed such disclosure controls and procedures, or caused them to be designed under our supervision, to provide reasonable assurance that material information relating to the issuer, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which the interim filings are being prepared.

Date: **March 9, 2006**

"Peter G. M. Cox"

Peter G. M. Cox
CFO



AGRICORE UNITED DECLARES QUARTERLY DIVIDEND

March 9, 2006 (Winnipeg) – Agricore United's Board of Directors today declared a quarterly dividend of $0.03 per share on the Limited Voting Common Shares payable on May 15, 2006 to shareholders of record at the close of business on April 14, 2006.

Agricore United is one of Canada's leading agri-business with headquarters in Winnipeg, Manitoba and extensive operations and distribution capabilities across western Canada. Agricore United uses its technology, services and logistics expertise to leverage its network of facilities and connect prairie-based agricultural customers to domestic and international customers and suppliers. The company's operations are diversified into sales of crop inputs and services, grain merchandising, livestock production services and financial services. Agricore United's common shares are traded on the Toronto Stock Exchange under the symbol "AU.LV".

- 30 -

For more information, contact:

David Carefoot
Vice President, Corporate Finance and Investor Relations
(204) 944-5651
dcarefoot@agricoreunited.com

SEC File No. 82-34725



AGRICORE UNITED: IMPROVED GRAIN SHIPMENTS OVERSHADOWED BY TIMING OF CROP INPUT SALES

March 9, 2006 (Winnipeg) – Agricore United today announced its first quarter results, noting that improved earnings led by higher grain shipments and feed sales were overshadowed by the timing effect of delayed sales of crop nutrients. As a result, the company's gross profit and net revenue from services for the three months ended January 31, 2006 decreased 2 percent over the same period last year and Agricore United's loss of $20.6 million ($0.46 loss per share) for the quarter was $2.2 million higher than the restated $18.4 million loss ($0.41 loss per share) for the same period one year ago.

Sales of crop inputs in the latest quarter decreased $19 million to $51 million as farmers responded to escalating fertilizer prices and low commodity prices by delaying purchasing decisions until a point in time closer to spring seeding. Due to the seasonal nature of the growing season in western Canada, the Company's crop input sales in the first quarter typically represent less than 10 percent of its annual sales of crop inputs.

"Good moisture conditions across western Canada will encourage maximum use of the productive capacity and the impact of significant crop growth last year indicates a need for fertilizer products this year," says Brian Hayward, Chief Executive Officer, Agricore United. "In addition, the combination of high rates of collection on last year's credit programs and the positive credit profile of the Company's farmer customers suggest that the delays in customer purchasing decisions are operational rather than financial, as farmers weigh final planting decisions against demand signals from the world commodity markets."

Sales of manufactured feed increased from 258,000 tonnes last year to 274,000 for the latest quarter. Feed margin per tonne also increased modestly and gross profit from non-feed sales was comparable to the prior year, resulting in a slight increase in gross profit to just over $14 million. The livestock sector continues to benefit from access to abundant feed ingredients and increased demand from domestic and world markets.

Grain movement improved in the quarter with Agricore United handling over 34 percent of the 8 million industry tonnes shipped compared to almost 35 percent of the 7 million tonnes shipped during the same period last year. Commodity margins declined less than 4% compared to 2005, reflecting a change in the mix of grains and oilseeds shipped by the Company combined with lower oilseed margins on flax and Linola® and lower margins on peas due to the poor quality of the 2005 crop.

"Grain shipments are beginning to bounce back to levels reflective of the high volumes produced in 2004 and 2005," says Hayward. "The Canadian Wheat Board's (CWB) recent take-up of grain offered for sale by farmers and the steady delivery of non-CWB grains and oilseeds despite current commodity prices are reasons for increasing optimism about grain shipments over the balance of the fiscal year."

Agricore United is one of Canada's leading agri-business with headquarters in Winnipeg, Manitoba and extensive operations and distribution capabilities across western Canada. Agricore United uses its technology, services and logistics expertise to leverage its network of facilities and connect prairie-based agricultural customers to domestic and international customers and suppliers. The company's operations are diversified into sales of crop inputs and services, grain merchandising, livestock production services and financial services. Agricore United's common shares are traded on the Toronto Stock Exchange under the symbol "AU.LV".



– 30 –

For more information, contact:
David Carefoot
Vice President, Corporate Finance and Investor Relations
(204) 944-5651
dcarefoot@agricoreunited.com


Agricore
United

SEC File No. 82-34725

2006 Q1 Highlights

- **Higher Grain Shipments** – The Company's grain shipments for the latest three months ended January 31, 2006 increased 214,000 tonnes (or 8.6%) compared to the same period last year, the result of a 10% increase in industry shipments of the six major grains in the latest quarter. The Company's average grain margin per tonne of $20.12 declined 3.5% from an average margin of $20.85 for the three months ended January 31, 2005.

- **Lower Crop Input Sales and Margin** – Crop Production Services' ("CPS") sales in the quarter typically represent less than 10 percent of annual sales of crop inputs. Crop nutrient sales declined $18.5 million as a more normal fall fertilizer season resulted in increased sales activity prior to November 1, 2005 and higher retail crop nutrition prices delayed producer purchasing decisions until a point closer to the beginning of the growing season.

- **Higher Feed Tonne Sales and Margin** – Feed sales increased by 16,000 tonnes (or 6.2%) for the quarter ended January 31, 2006, while the average margin increased to $44.28 per tonne compared to $44.10 per tonne for the same quarter last year and $43.66 per tonne for the fiscal year ended October 31, 2005.

- **Higher Quarterly Operating, General & Administrative ("OG&A") Expenses** – Although lower than the rate of inflation, OG&A expenses for the latest three months increased $1.4 million (or 1.8%), including a $1.9 million increase in utilities costs (largely associated with increased grain drying activity that was fully recovered through higher grain drying revenues).

- **Higher Seasonal Net Loss and Cash Flow Used in Operations** – The loss of $20.6 million ($0.46 basic and diluted loss per share) for the quarter ended January 31, 2006 was $2.2 million worse than the restated $18.4 million loss ($0.41 basic and diluted loss per share) in 2005 due to lower crop nutrient sales in the quarter. Cash flow used in operations of $15.3 million ($0.34 cash flow used in operations per share) for the quarter ended January 31, 2006 increased $1.8 million over cash flow used in operations of $13.5 million ($0.30 cash flow used in operations per share) for the same period last year.

- **Trailing Twelve Month Cash Flow Exceeds Capital Spending and Investments** – Cash flow provided by operations of $73.5 million for the twelve months ended January 31, 2006 exceeded the $41 million invested in net capital expenditures, investments and other assets by $32.5 million. Scheduled principal repayments on long-term debt and shareholder dividends totaled $45.7 million over the same period.

March 9, 2006



TABLE OF CONTENTS



Management's Discussion and Analysis

The following Management's Discussion and Analysis ("MD&A") as at March 9, 2006 is based on the accompanying financial information that has been prepared using Canadian generally accepted accounting principles ("GAAP"). Results for the quarter and three months ended January 31, 2005 have been restated to reflect the change in accounting policy described under "3.2.1 Finite Insurance Layer" on page 10 and Note 10 to the financial statements. All amounts are reported in Canadian dollars unless specifically stated to the contrary.

The accompanying MD&A should be read in conjunction with the Company's MD&A included on pages 6 to 23 of its 2005 Annual Report. Additional information relating to the Company, including the Company's 2005 Annual Information Form ("AIF"), is available on SEDAR at www.sedar.com.

Use of Non-GAAP Terms

Earnings before interest, taxes, depreciation and amortization, gains or losses on asset disposals, discontinued operations net of tax and unusual items ("EBITDA") and earnings before interest, taxes, gains or losses on asset disposals, discontinued operations net of tax and unusual items ("EBIT") are provided to assist investors in determining the ability of the Company to generate cash from operations to cover financial charges before income and expense items from investing activities, income taxes and items not considered to be in the ordinary course of business. A reconciliation of such measures to net income is provided in the Consolidated Statements of Earnings and Retained Earnings and Note 4 to the Consolidated Financial Statements below. The items are excluded in the determination of such measures as they are non-cash in nature, income taxes, financing charges or otherwise are not considered to be in the ordinary course of business. EBITDA and EBIT provide important management information concerning business segment performance since the Company does not allocate financing charges or income taxes to these individual segments. Such measures should not be considered in isolation to or as a substitute for (i) net income or loss, as an indicator of the Company's operating performance or (ii) cash flows from operating, investing and financing activities, as a measure of the Company's liquidity. Such measures do not have any standardized meanings prescribed by Canadian GAAP and are therefore unlikely to be comparable to similar measures presented by other companies.

Forward-Looking Information

Certain statements in this report may constitute forward-looking statements. The results or events predicted in these statements may differ materially from actual results or events. These forward-looking statements relate to, among other things, our objectives, goals, strategies, intentions, plans, beliefs, expectations and estimates, and can generally be identified by the use of statements that include phrases such as "believe", "expect", "anticipate", "intend", "plan", "likely", "will", "may", "could", "should", "would", "suspect", "outlook", "estimate", "forecast", "objective", "continue" (or the negative thereof) or similar words or phrases.

Although the Company believes that the expectations reflected in such forward-looking statements are reasonable, such statements involve risk and uncertainties, and undue reliance should not be placed on such statements. Certain material factors or assumptions are applied in making forward-looking statements, and actual results may differ materially from those expressed or implied in such statements. Important factors that could cause actual results to differ materially from these expectations include, among other things: the risks and uncertainties associated with weather conditions, agricultural commodity prices, financial leverage, additional funding requirements, international trade and political uncertainty, competition, domestic regulation, environmental risks, diseases and other livestock industry risks, acceptance of genetically modified products, labour disruptions, dependence on key personnel, technological advances, credit risk, foreign exchange risk, competition matters relating to the merger of United Grain Growers Limited and Agricore Cooperative Ltd. and the provisions of the United Grain Growers Act. Additional information about these factors and about the material factors or assumptions underlying such forward-looking statements may be found in the body of this document as well as in the Company's 2005 AIF and the MD&A included on pages 6 to 23 of its 2005 Annual Report. These are not necessarily all of the important factors that could cause actual results to differ materially from those expressed in any of the Company's forward-looking statements. Other known and unpredictable factors could also impact its results. Consequently, there can be no assurance that the actual results or developments anticipated by the Company will be realized or, even if substantially realized, that they will have the expected consequences to, or effects on, the Company. Unless otherwise required by applicable securities laws, the Company disclaims any intention or obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.



1. Business Segment Performance

1.1 Crop Production Services

Due to the seasonal nature of the growing season in western Canada, crop inputs sales in the quarter typically represent less than 10 percent of annual sales of crop inputs, compared with an average of 70% to 75% of annual sales recorded in the Company's third quarter. The sales of crop inputs in the quarter decreased $19 million to $51 million, almost entirely driven by an $18.5 million reduction in the sale of crop nutrients. A more normal fall fertilizer season resulted in increased sales activity prior to November 1, 2005 compared to the prior year. Higher retail crop nutrition prices (as a result of increased cost of natural gas, the primary component in the manufacture of fertilizer) also delayed producer purchasing decisions until a point closer to the start of the growing season, further limiting crop input sales in the latest quarter.

Similarly, the timing of producers' final planting and nutrient decisions also reduced deferred sales revenue (prepaid sales not yet delivered) to $95 million at January 31, 2006, or $41 million lower than at the same time last year (but only $16 million lower than 2004).

Crop Production Services *For the periods ended January 31* *(in thousands - except percentages)* *(Unaudited)*	*Three Months* **2006**	*(Restated - Note 10)* 2005	*Better (Worse)*
Gross profit and net revenue from services	**$ 8,300**	$ 13,268	*(37.4%)*
Operating, general and administrative expenses	**(24,040)**	(25,400)	*5.4%*
EBITDA	**(15,740)**	(12,132)	*(29.7%)*
Depreciation and amortization	**(4,805)**	(4,866)	*1.3%*
EBIT	**$ (20,545)**	$ (16,998)	*(20.9%)*
Operating Highlights			
Seed, Crop Nutrition, Crop Protection, Other Sales	**$ 51,083**	$ 70,079	*(27.1%)*
Seed	**$ 700**	$ 633	*10.6%*
Crop Nutrition	**$ 49,643**	$ 68,117	*(27.1%)*
Crop Protection	**$ 648**	$ 1,041	*(37.8%)*
Margin *(% of Sales)*	**16.2%**	18.9%	*(2.7 pt)*

The Company does not record sales until products are delivered or services are rendered to customers. In accordance with Canadian GAAP, the Company also defers the recognition of gross profit from inter-company sales until product is sold to a third party. Deferred inter-company profits from Western Cooperative Fertilizers Ltd. ("Westco") at January 31, 2006 were $12.4 million (2005 - $14.3 million). Deferred inter-company profit is typically lower at the end of July as seasonal sales are largely complete by that date.

The decrease in gross profit and revenue from services of $5 million for the three months reflects:

- lower tonnes of fertilizer sold at a retail (excluding Westco) margin per tonne slightly higher than the prior year; and
- increased fertilizer margin per tonne realized from the Company's proportionate share in Westco.

CPS OG&A expenses decreased by $1.4 million as a result of $1 million in lower advertising and promotion expenses, a $499,000 reduction in the Company's consolidated share of Westco's OG&A expenses and lower country operations expenses, offset by a $637,000 (or 5.4%) increase in payroll costs for the quarter.

1.2 Grain Handling

The Canadian Grain Commission ("CGC") reported industry shipments of the six major grains (wheat, barley, oats, canola, flax and peas) for the quarter of 7.9 million tonnes, an increase of 714,000 tonnes (or 10%) over the same quarter last year.



Consistent with industry movement, the Company's total grain shipments increased by 214,000 tonnes (or 8.6%) over the same three months last year to 2.7 million tonnes. The ratio of Company to industry grain shipments of 34.3% for the quarter ended January 31, 2006 was comparable to the ratio of 34.8% for the same period last year and 34.5% for the year ended October 31, 2005. The Company's ratio of Canadian Wheat Board ("CWB") shipments to total shipments declined to 52% in 2006 compared to 55% for the same three months last year as the Company increased its movement of non-CWB grains due to a weaker than expected CWB sales program in the quarter.

Grain Handling
For the periods ended January 31
(in thousands - except percentages, margins & turns)
(Unaudited)

	Three Months 2006	Three Months (Restated - Note 10) 2005	Better (Worse)
Gross profit and net revenue from services	$ 54,382	$ 51,892	4.8%
Operating, general and administrative expenses	(39,013)	(36,986)	(5.5%)
EBITDA	15,369	14,906	3.1%
Depreciation and amortization	(6,733)	(7,775)	13.4%
EBIT	$ 8,636	$ 7,131	21.1%
Operating Highlights			
Industry shipments - six major grains *(tonnes)*	7,872	7,158	10.0%
Grain shipments - country elevators *(tonnes)*	2,703	2,489	8.6%
Industry terminal handle - six major grains *(tonnes)*	4,305	3,943	9.2%
Terminal handle *(tonnes)* *	1,763	1,381	27.7%
% Terminal handle to grain shipments	65.2%	55.5%	9.7 pt
Market share *(%)*	34.3%	34.8%	(0.5 pt)
Margin *($ per grain tonne shipped)*	$ 20.12	$ 20.85	(3.5%)
Licenced storage capacity *(tonnes)* **			
- Industry	5,235	5,073	3.2%
- Company	1,270	1,206	5.3%
Inventory turns (shipments divided by capacity)			
- Industry	6.01 x	5.64 x	0.37 pt
- Company	8.51 x	8.26 x	0.25 pt

* *Company terminal handle (or receipts) excludes grain handled through the Prince Rupert Grain Terminal, in which it has an interest.*
** *Based on licenced storage reported at August 1, 2004 and January 9, 2006 by the Canadian Grain Commission.*

Quarterly port terminal handling receipts for the industry increased 362,000 tonnes (or 9.2%) to 4.3 million tonnes. As a result of increased exports relative to domestic movement, the Company's port terminal receipts increased 382,000 tonnes (or 28%) to 1.8 million tonnes, representing an increase in market share to 40.9% from 35% for the same quarter last year. Consequently, the Company's ratio of port terminal grain handle to shipments also increased to 65% from 56% last year.

The Company's inventory turn factor, a measure of efficient use of storage capacity, increased modestly to 8.5 times for the three months ended January 31, 2006, and continues to represent a 42% higher turn factor than the industry as a whole.

Commodity margins per tonne for the quarter ended January 31, 2006 declined $0.73 per tonne reflecting lower non-CWB merchandising margins (due primarily to lower oilseed margins on flax and linola and lower margins on peas due to the reduced quality of the 2005 crop) coupled with a lower proportion of CWB to non-CWB shipments, offset by higher margins on cereal grains, increased country drying revenue and a higher proportion of 2006 shipments handled through the Company's port terminals at improved port terminal margins per tonne (from increased storage revenue, cleaning and blending activities).

Grain Handling OG&A expenses increased $2 million for the latest three months compared to the same quarter last year. Current year increases included $916,000 for higher wage costs at port terminals associated with higher throughput activity, $647,000 in higher benefits expenses (including higher pension



expenses), $1.6 million in higher utilities expenses (associated with higher natural gas costs and increased grain drying activity), offset by $429,000 in lower credit expenses (primarily lower bad debt provisions), $387,000 in lower repairs and maintenance expenses (associated with normal scheduled maintenance) and lower non-interest financing expenses.

1.3 Livestock Services

The profitability of feed manufacturing is more closely correlated to tonnes sold than to gross sales revenue. Feed prices tend to fluctuate in response to the cost of ingredients. Feed sales of $59 million ($217 per tonne) for the three months ended January 31, 2006 increased from sales of $53.9 million ($209 per tonne) last year, due to increased tonnes sold and modest increases in the cost of feed inputs in western Canada, such as feed wheat and feed barley. The increase in manufactured feed sold in the quarter reflects improved market conditions for both complete feeds as well as ingredients.

The profitability from swine sales and the Company's equity investment in The Puratone Corporation follows the underlying movement in hog prices which have trended lower compared to the prior year.

Livestock Services *For the periods ended January 31* *(in thousands - except percentages and margins)* *(Unaudited)*	*Three Months* **2006**	*(Restated - Note 10)* 2005	*Better (Worse)*
Gross profit and net revenue from services	$ 14,492	$ 13,838	4.7%
Operating, general and administrative expenses	(9,156)	(8,609)	(6.4%)
EBITDA	5,336	5,229	2.0%
Depreciation and amortization	(988)	(1,058)	6.6%
EBIT	$ 4,348	$ 4,171	4.2%
Operating Highlights			
Feed sales *(tonnes)*	274	258	6.2%
Non-feed sales and revenue from services	$ 17,146	$ 16,170	6.0%
Feed margin *($ per feed tonne sold)*	$ 44.28	$ 44.10	0.4%
Non-feed gross profit & net revenue from services	$ 2,359	$ 2,460	(4.1%)

Feed margins for the quarter increased modestly over the same period last year to $44.28 per tonne. Gross profit on feed for the year increased mainly as a result of the increased tonnes sold but also the slightly higher margins. Non-feed gross profit for the quarter ended January 31, 2006 declined modestly compared to the prior year, reflecting a reduction in the number of hogs marketed at stable margins coupled with lower earnings from the Company's investment in The Puratone Corporation.

Livestock Services OG&A expenses increased $547,000 (or 6.4%) to $9.2 million for the quarter ended January 31, 2006. Payroll expenses increased due to higher equivalent full-time ("EFT") staff associated with increased feed manufacturing activity as well as higher benefits costs, including pension expenses. Other OG&A expenses remained relatively unchanged as the absence of hog duties incurred in the prior year offset the higher energy costs associated with increased feed manufacturing activity and higher costs of natural gas.



1.4 Financial Markets and Other Investments

Financial Markets and Other Investments *For the periods ended January 31* *(in thousands - except percentages)* *(Unaudited)*	*Three Months* **2006**	 2005	*Better* *(Worse)*
Gross profit and net revenue from services	$ **2,426**	$ 2,254	*7.6%*
Operating, general and administrative expenses	**(1,525)**	(1,146)	*(33.1%)*
EBITDA	**901**	1,108	*(18.7%)*
Depreciation and amortization	**(92)**	(46)	*(100.0%)*
EBIT	$ **809**	$ 1,062	*(23.8%)*

Financial Markets revenue increased $172,000 in the quarter due entirely to higher revenue from Agricore United Financial ("AU Financial") and Unifeed Financial associated with a larger underlying credit portfolio.

The increase of $379,000 in OG&A expenses in the quarter primarily related to new product development costs and an increase of $85,000 in bad debt provisioning associated with the larger underlying credit portfolio. Payroll costs were generally unchanged compared to the same period last year.

1.5 Corporate Expenses

Corporate Expenses *For the periods ended January 31* *(in thousands - except percentages)* *(Unaudited)*	*Three Months* **2006**	*(Restated - Note 10)* 2005	*Better* *(Worse)*
Operating, general and administrative expenses	$ **(8,734)**	$ (8,903)	*1.9%*
Depreciation and amortization	**(1,524)**	(1,789)	*14.8%*
EBIT	$ **(10,258)**	$ (10,692)	*4.1%*

Corporate OG&A costs decreased $169,000 for the current quarter. Payroll costs declined $460,000 (or 9.5%) due to an experience refund of $600,000 related to long-term disability coverage, lower pension expenses, offset by higher benefits costs under the Company's Restricted Stock Units and annual incentive payment plans discussed in the Company's 2005 Management Proxy Circular. Other OG&A expenses include higher foreign currency translation losses from the Company's foreign investments as a result of the strengthening Canadian dollar, higher legal costs associated with the Competition Bureau proceedings, offset by lower risk and insurance costs, lower securities filing fees and lower governance costs (reduced cost of the annual report and reduced transfer agent fees).



2. Consolidated Financial Results

Selected Consolidated Financial Information *For the periods ended January 31* *(in thousands - except percentages & per share amounts)* *(Unaudited)*	*Three Months* 2006	*(Restated - Note 10)* 2005	*Better (Worse)*
Gross profit and net revenue from services	$ 79,600	$ 81,252	(2.0%)
Operating, general and administrative expenses	(82,468)	(81,044)	(1.8%)
EBITDA	(2,868)	208	(1478.8%)
Depreciation and amortization	(14,142)	(15,534)	9.0%
EBIT	(17,010)	(15,326)	(11.0%)
Loss on disposal of assets	(442)	(5)	(8740.0%)
Interest and securitization expenses	(13,287)	(12,947)	(2.6%)
	(30,739)	(28,278)	(8.7%)
Recovery of (provision for) income taxes			
Current portion	(475)	(1,929)	75.4%
Future portion	10,616	11,791	(10.0%)
Loss for the period	$ (20,598)	$ (18,416)	(11.8%)
Earnings per share			
- basic and diluted	$ (0.46)	$ (0.41)	(12.2%)

2.1 Gross Profit and Net Revenue from Services, EBITDA and EBIT

The Company's gross profit and net revenue from services for the latest three months declined over the same period last year due to lower sales of crop inputs, offset by higher grain shipments and increased livestock feed sales volume and margin. These factors are discussed in greater detail under "1 Business Segment Performance" above.

OG&A expenses for the quarter increased $1.4 million compared to the same period last year due to a $2.1 million increase in payroll expenses and a $1.9 million increase in utilities costs (associated with higher natural gas costs and increased drying activity) offset by lower advertising & promotions costs, subsidiary expenses of Westco, risk & insurance costs and governance expenses. The weighted average equivalent full-time ("EFT") staff [1] of 2,787 for the 12 months ended January 31, 2006 decreased marginally compared to the twelve months ended October 31, 2005 and January 31, 2005.

Depreciation and amortization expenses decreased $1.4 million for the three months ended January 31, 2006 compared to the same three months last year. The amortization and depreciation of assets continues to exceed the level of sustaining capital expenditures (estimated at $35 million to $40 million annually).

2.2 Gain (Loss) on Disposal of Assets and Other Recoveries

The loss on disposal of assets for the quarter of $441,000 reflects the disposition of assets in the normal course of business. Proceeds from the disposition of assets were $134,000 compared to $1.4 million in the prior year, reflecting increased decommissioning rather than sales in the current quarter and proceeds last year of $750,000 from the sale of the Company's Eastbank crop production centre to Gardiner Dam Terminal Joint Venture (in which the Company has a 50% interest).

[1] *Including staff related to the Company's wholly-owned subsidiaries and joint venture in Cascadia Terminal.*



2.3 *Interest and Securitization Expenses*

Interest and Securitization Expenses *For the periods ended January 31* *(in thousands - except percentages)* *(Unaudited)*	*Three Months* **2006**	2005	*Better (Worse)*
Interest on:			
Convertible debentures	$ **(2,363)**	$ (2,363)	- %
Long-term debt	**(7,328)**	(8,222)	10.9%
Short-term debt	**(3,929)**	(2,488)	(57.9%)
Securitization expenses	**(447)**	(320)	(39.7%)
CWB carrying charge recovery	**780**	446	74.9%
	$ **(13,287)**	$ (12,947)	(2.6%)

Long-term interest costs decreased in the quarter ended January 31, 2006 compared to the prior year as a result of scheduled long-term debt repayments of $39.4 million over the past twelve months.

Short-term interest costs for the quarter increased $1.4 million as a result of a $107 million increase in average short-term bank debt associated with a $26 million reduction in unpresented cheques and cash tickets in the quarter (as farmers accelerated the timing of cashing these instruments) and a $72 million increase in average current assets in the quarter (see "4.1.2 Non-cash Working Capital", page 11). Capitalized interest related to capital expenditures increased by $106,000 to $182,000 in the latest quarter.

A $3 million (or 7%) increase in the average value of securitized grain (to $46 million) reflected increased purchases of grain on behalf of the CWB and, coupled with a 67 basis point (or 0.67%) increase in the average underlying prime rate, accounted for the increase in securitization expenses for the quarter. Recoveries of CWB carrying charges also increased in the quarter for similar reasons.

2.4 *Income Taxes*

The Company's effective tax rate for the three months ended January 31, 2006 was 33% (2005 – 34.9%). An adjustment to future income taxes for the effect of substantively enacted future provincial and federal rate changes accounted for substantially all of the reduction in the effective tax rate in the current quarter.

As at January 31, 2006, the Company had loss carry-forwards of about $345 million (2005 - $363 million) available to reduce income taxes otherwise payable in future years, with about $110 million (2005 - $139 million) expiring between October 2008 and 2016. A future tax asset of about $121 million has been recorded in respect of these unutilized losses with about $14 million classified as a short-term future tax asset. Management regularly assesses the Company's ability to realize net future income tax assets based on all relevant information available and has concluded that it is more likely than not that these loss carry-forwards can be fully utilized prior to expiry. In making its assessment, management of the Company considered, among other things, historical and projected future earnings. Accordingly, the Company has not recorded a valuation allowance related to these assets. If the Company's projected future earnings do not materialize to the extent required to permit the full realization of these loss carry-forwards, the Company would record an appropriate valuation allowance in the period when such a determination is made. This would result in a decrease to reported earnings and an increase to the Company's effective tax rate in that period.

2.5 *Income for the Period*

The loss of $20.6 million ($0.46 basic and diluted loss per share) for the quarter ended January 31, 2006 was $2.2 million worse than the restated $18.4 million loss ($0.41 basic and diluted loss per share) in 2005. Per share calculations for the respective periods reduced income by the *pro rata* cost of the $1.1 million annual preferred share dividend.


Agricore
United

2.6 *Selected Quarterly Financial Information*

Selected Quarterly Financial Information *For the quarters ended* *($millions - except per share amounts)* *(Unaudited)*	2006 Q1	2005 Q4	*(Restated)* 2005 Q3	*(Restated)* 2005 Q2	*(Restated)* 2005 Q1	*(Restated)* 2004 Q4	*(Restated)* 2004 Q3	*(Restated)* 2004 Q2
Sales and revenue from services	$ 544.4	$ 565.9	$ 1,021.3	$ 640.0	$ 548.1	$ 612.4	$ 1,146.6	$ 638.1
Net income (loss) from continuing operations	$ (20.6)	$ (13.0)	$ 48.3	$ (4.4)	$ (18.4)	$ (23.1)	$ 42.8	$ (16.6)
Earnings (loss) from continuing operations per share								
- basic	$ (0.46)	$ (0.29)	$ 1.06	$ (0.10)	$ (0.41)	$ (0.52)	$ 0.94	$ (0.37)
- diluted	$ (0.46)	$ (0.29)	$ 0.82	$ (0.10)	$ (0.41)	$ (0.52)	$ 0.73	$ (0.37)
Net income (loss)	$ (20.6)	$ (13.0)	$ 48.3	$ (4.4)	$ (18.4)	$ (23.1)	$ 42.8	$ (16.6)
Earnings (loss) per share								
- basic	$ (0.46)	$ (0.29)	$ 1.06	$ (0.10)	$ (0.41)	$ (0.52)	$ 0.94	$ (0.37)
- diluted	$ (0.46)	$ (0.29)	$ 0.82	$ (0.10)	$ (0.41)	$ (0.52)	$ 0.73	$ (0.37)

3. Other Matters

3.1 *Related Party Transactions*

The Company transacts with related parties in the normal course of business at commercial rates and terms. The Company receives a shipper's return for grain movement through its investment in the port terminal at Prince Rupert. The Company purchases crop protection products through a member-owned purchasing cooperative, Inter-provincial Cooperative Limited, which entitles the Company to receive patronage earnings. The Company also sells commodities to its principal shareholder, Archer Daniels Midland Company, and its subsidiaries and associated companies.

Total sales to non-consolidated related parties were $31.3 million for the three-months ended January 31, 2006 (2005 - $26.7 million) and total purchases from related parties over the same period were $9.1 million (2005 - $8.9 million). At January 31, 2006, accounts receivable from and accounts payable to related parties totaled $2.3 million (2005 - $2.7 million) and $4.4 million (2005 – $3.1 million), respectively.

3.2 *Accounting Policy Changes*

3.2.1 Finite Insurance Layer

As previously disclosed in the fourth quarter of 2005, the Company changed its accounting policy for certain insurance contracts that provide for the recovery of premiums depending on claims experience. Previously, the premium payments were expensed as incurred and the potential recovery was treated as a contingent gain. Under the new policy, such premiums are accounted for as deposits with the insurer. This treatment is consistent with U.S. GAAP and the Company believes it will provide greater comparability with other companies using similar insurance products. This change in accounting policy has the effect of reducing OG&A expenses, improving EBITDA and the pre-tax loss by $1.7 million, reducing the income tax recovery by $600,000 and reducing the loss by $1.1 million for the three months ended January 31, 2005 and increasing Accounts Payable by $250,000, decreasing Prepaid Expenses by $6.1 million, increasing Other Assets by $13.3 million and decreasing the long-term asset portion of Future Income Taxes by $2.4 million as at January 31, 2005.

4. Liquidity and Capital Resources

4.1 *Sources and Uses*

4.1.1 Cash Flow Used in Operations

Per share calculations for the respective periods as shown below increased cash flow used in operations by the *pro rata* cost of the $1.1 million annual preferred share dividend. Current income taxes are significantly



less than the prevailing tax rate on pre-tax cash flows due to the tax shield provided by capital cost allowance and the Company's loss carry-forwards. Accordingly, current income taxes largely reflect Large Corporation Capital Tax as well as the taxable position of certain subsidiaries.

Cash Flow Used in Operations
For the periods ended January 31
(in thousands - except percentages & per share amounts)
(Unaudited)

	Three Months 2006	Three Months 2005 (Restated - Note 10)	Better (Worse)
EBITDA	$ (2,868)	$ 208	$ (3,076)
Add:			
Non-cash compensation expense (recovery)	(229)	908	(1,137)
Other non-cash expenses	164	656	(492)
Distributions (earnings) from equity investments	1,377	(398)	1,775
Adjusted EBITDA	(1,556)	1,374	(2,930)
Interest expense	(13,287)	(12,947)	(340)
Pre-tax cash flow used in operations	(14,843)	(11,573)	(3,270)
Current income taxes	(475)	(1,929)	1,454
Cash flow used in operations	$ (15,318)	$ (13,502)	$ (1,816)
Cash flow used in operations per share	$ (0.34)	$ (0.30)	(13.3%)

4.1.2 Non-cash Working Capital

Non-cash Working Capital
As at January 31 (in thousands)
(Unaudited)

	2006	2005	Sources (Uses)
Inventory			
Non-CWB grain inventory	$ 148,085	$ 131,457	$ (16,628)
Seed inputs held for resale	57,292	49,629	(7,663)
Crop nutrition products	185,662	177,775	(7,887)
Crop protection products	107,991	97,059	(10,932)
Other merchandise held for resale	16,383	16,021	(362)
	515,413	471,941	(43,472)
Accounts receivable	168,822	130,745	(38,077)
Prepaid expenses	20,969	17,306	(3,663)
Accounts payable and accrued expenses	(298,311)	(360,176)	(61,865)
	$ 406,893	$ 259,816	$ (147,077)

The value of non-CWB grain inventory increased entirely due to higher physical stocks of non-CWB inventories at January 31, 2006. Crop nutrition inventories increased largely due to higher inventory values associated with higher underlying manufacturing costs from increased natural gas prices. Higher seed inventories reflect deliberate efforts to increase stocks of proprietary seed varieties, predominantly canola. Crop protection product inventories increased due to changes in the mix and value of inventories held at January 31, 2006.

Accounts receivable at January 31, 2006 increased $38 million due to an increase in Grain Handling receivables related to the timing of vessel loading in late January 2006 compared to a year earlier, increased sales activity in the Company's subsidiary XCAN Far East Limited and higher CPS accruals related to the segment's underlying increase in Westco receivables, offset by lower receivables in Livestock Services associated with increased utilization of Unifeed Financial.

As noted in "1.1 Crop Production Services" above, deposits from customers for spring sales were $41 million lower than the prior year, and coupled with lower trade payables in order to secure cash payment discounts, represented the main reasons for the $62 million decrease in accounts payable and accrued expenses.



4.1.3 Capital Expenditures, Acquisitions and Divestitures

Capital expenditures of $5.3 million for the three months ended January 31, 2006 decreased $5.4 million over the same period last year as the construction of the Carman Bean Plant was largely completed last year. Individually large capital expenditures include $1.2 million for upgrades to computer information storage devices and switches, $596,000 for the final commissioning of the Carman Bean Plant and $280,000 for the completion of a strategic grain storage expansion project. The Company expects to use cash flow provided by operations to fund between $35 million and $40 million in sustaining capital expenditures in fiscal 2006.

On December 16, 2005, the Company purchased the operating assets and working capital of Mattinson Farm Services Ltd. of Viking, Alberta. The acquisition was accounted for using the purchase method and the results of operation of this business are included in the consolidated financial statements from the date of the acquisition.

4.1.4 Contractual Obligations

The Company's contractual obligations due for each of the next five years and thereafter are summarized below:

Contractual Obligations *(in thousands)*
(Unaudited)

		Payments Due by Period			
	Total	**Less than 1 Year**	**1 to 3 Years**	**3 to 5 Years**	**After 5 Years**
Balance Sheet Obligations					
Long-term debt	**$ 308,110**	$ 43,709	$ 108,189	$ 43,186	$ 113,026
9% convertible unsecured subordinated debentures	**105,000**	-	105,000	-	-
Reclamation provision	**17,488**	2,694	8,287	3,306	3,201
Other long-term obligations	**5,418**	-	418	-	5,000
	436,016	46,403	221,894	46,492	121,227
Other Contractual Obligations					
Operating leases	**79,148**	15,466	22,166	12,831	28,685
Purchase obligations [1]	**323,140**	311,844	9,908	1,388	-
	402,288	327,310	32,074	14,219	28,685
Total Contractual Obligations	**$ 838,304**	$ 373,713	$ 253,968	$ 60,711	$ 149,912

[1] Substantially all of the purchase obligations represent contractual commitments to purchase commodities and products for resale.



4.2 Debt

4.2.1 Debt Ratings

On December 29, 2005, Standard & Poor's issued an updated rating confirming its previous ratings on the Company issued December 23, 2004. The Company's debt rating issued by Dominion Bond Rating Service Limited remained unchanged since the Company's last quarterly report dated December 15, 2005.

	Senior Long-term Debt	Series 'A' & 'B' Notes	9% convertible unsecured subordinated debentures	Series 'A' Convertible Preferred Shares
Standard & Poor's [1]	BB		B+	na
Dominion Bond Rating Service Limited [2]	BB (low)	B (high)	na	Pfd-5 (high)

[1] As at December 29, 2005
[2] As at March 11, 2005

4.2.2 Short-term Debt

Short-term Debt *For the periods ended January 31 (in thousands)* *(Unaudited)*	*Three Months* **2006**	*(Restated - Note 10)* 2005	*Better (Worse)*	*Trailing Twelve Months ended* **2006**
Cash flow used in operations	$ (15,318)	$ (13,502)	$ (1,816)	$ 73,486
Decrease (increase) in non-cash working capital	(78,070)	1,205	(79,275)	(147,076)
Working capital acquired	166	-	166	166
Other non-cash increases (decreases) in working capital	-	-	-	258
	(93,222)	(12,297)	(80,925)	(73,166)
Net capital expenditures and investments	(15,773)	(15,947)	174	(41,011)
Financing activities				
Scheduled debt repayments, net of advances	(14,503)	(14,194)	(309)	(38,950)
Dividends paid	(2,464)	(2,302)	(162)	(6,708)
Deferred financing and other costs	(72)	(24)	(48)	(4,119)
Member and staff loan repayments, net	(341)	(85)	(256)	(747)
Share capital issued (redeemed), net of issue costs	79	92	(13)	353
Cash on deposit	1,868	(13,358)	15,226	28,850
Uses of cash	(124,428)	(58,115)	(66,313)	(135,498)
Bank loans, beginning of the period	(178,185)	(109,000)	(69,185)	(167,115)
Bank loans, end of the period	(302,613)	(167,115)	(135,498)	(302,613)
Member and employee loans	(22,289)	(23,036)	747	(22,289)
Bank and other loans	$ (324,902)	$ (190,151)	$ (134,751)	$ (324,902)
Revolving Credit Facility:				
Outstanding letters of credit	$ 46,878	$ 104,099	$ 57,221	
Available uncommitted short-term revolving facility	$ 109,117	$ 153,260	$ (44,143)	
Revolving facility	$ 475,000	$ 425,000	$ 50,000	

Bank loans of $302.6 million at January 31, 2006, which includes $9.6 million (2005 – $6.1 million) in borrowings of subsidiaries and joint ventures, were $135 million higher than a year earlier, in part as uses of cash exceeded sources by $66.3 million.

Non-cash working capital increased $78.1 million over the quarter (2005 – decreased $1.2 million) due to seasonal changes in working capital needs compared to the prior year-end, and cash flow used in operations increased $1.8 million (see "4.1.1 Cash Flow Provided by Operations" on page 10).



Under the terms of the Company's loan agreements, scheduled long-term debt repayments increased marginally during the most recent twelve months. A $15.2 million decrease in cash and cash equivalents compared to last year largely reflected a decrease in cash held by its subsidiaries and joint ventures pending the settlement of trade credit obligations or the distribution of cash to the subsidiaries' shareholders and joint venture parties. Cash distributions from the Company's principal subsidiaries (those in which the Company has at least a 50% interest) occur at regular intervals and the Company maintains an active role in all decisions affecting cash distributions from these subsidiaries.

The Company's outstanding letters of credit at January 31, 2006 decreased by $57.2 million compared to the prior year largely as a result of substituting letter of credit security provided to the CGC with a more cost effective credit insurance program underwritten by a major international insurer. The remaining outstanding letters of credit are issued in the normal course of business in support of the Company's grain volume insurance program, debt related to the Company's interest in the Cascadia Terminal, trading activities on the Winnipeg Commodity Exchange and as security for electronic data interchange and other wire payments.

The Company's available uncommitted short-term revolving facility at January 31, 2006 decreased by $44.1 million to $109.1 million as a result of the Company increasing its bank loans by $135.5 million, offset by a $57.2 million reduction in letters of credit outstanding. Although the revolving facility increased $50 million to $475 million effective January 1, 2006, only $444 million was available at January 31, 2006 based on the underlying borrowing base. On February 27, 2006, the Company renewed its revolving facility until February 26, 2007 with a more favourable pricing grid compared to the current facility.

Cash flow provided by operations of $73.5 million for the twelve months ended January 31, 2006 exceeded the $41 million invested in net capital expenditures, investments and other assets by $32.5 million. Scheduled principal repayments on long-term debt and shareholder dividends totaled $45.7 million over the same period.

4.3 Off-Balance Sheet Obligations and Arrangements

4.3.1 Pension Plan

At January 31, 2006, the market value of aggregate plan assets of the Company's various defined benefit plans exceeded the aggregate accrued benefit obligations. The Company has applied to the Office of the Superintendent of Financial Institutions ("OSFI") to merge two defined benefit plans with an aggregate surplus of $17 million and two defined benefit plans with an aggregate deficit of $11.6 million, which would result in the Company having two defined benefit plans, each with an aggregate surplus. If OSFI were to decline the amalgamation application, the Company will be required to fund the defined benefit plan deficits over a period of five to fifteen years. The Company reported a deferred pension asset of $13.4 million in Other Assets at January 31, 2006. The Company made $28,000 in cash contributions to its defined benefit plans and $1.6 million in cash contributions to the defined contribution and multi-employer plans for the three months ended January 31, 2006 (compared to the pension expense of $1.4 million recorded in the financial statements).

4.3.2 Agricore United Financial and Unifeed Financial

AU Financial provides working capital financing, through a Canadian Schedule I chartered bank, for producers to purchase the Company's crop nutrition products, crop protection products and seed. Outstanding credit of $218.6 million at January 31, 2006 advanced through AU Financial, increased from outstanding credit of $193.7 million at the same date last year, largely due to increased underlying sales activity. At the same time, credit over 90 days increased modestly to 4.9% of total outstanding receivables from 4.5% a year earlier. About 90% of outstanding credit is related to AU Financial's highest credit rating categories, an improvement over 89% the prior year. The Company indemnifies the bank for 50% of future losses under AU Financial to a maximum limit of 5% of the aggregate qualified portfolio balance. The Company's aggregate indemnity will vary at any given time with the size of the underlying portfolio.

Unifeed Financial provides additional working capital financing, through a Canadian Schedule I chartered bank, for livestock producers to purchase feeder cattle, feeder hogs and related feed inputs under terms that



do not require payment until the livestock is sold. The customer base for Unifeed Financial tends to be smaller with individually larger average credit balances than AU Financial. Unifeed Financial approved $54 million (2005 - $32 million) in credit applications of which customers had drawn $33 million (2005 - $14 million) at January 31, 2006. The Company has indemnified the bank for aggregate credit losses of up to $7.7 million based on the first 20% to 33% of new credit issued on an individual account as well as for credit losses, shared on an equal basis, of up to 5% of the aggregate qualified portfolio balance. The Company's aggregate indemnity will vary at any given time with the credit rating of underlying accounts and the aggregate credit outstanding.

4.3.3 Securitization Arrangement

As at January 31, 2006, the Company had securitized $51.8 million of amounts it is entitled to receive in respect of CWB grain compared with $56.2 million at January 31, 2005. About $4.8 million of such receivables remained unsecuritized at January 31, 2006 compared with $5.7 million at January 31, 2005.

4.4 Market Capitalization

The market capitalization of the Company's 45,394,833 issued and outstanding Limited Voting Common Shares at March 6, 2006 was $394 million or $8.68 per share compared with the Company's book value of $10.08 per share[2] ($9.48 per share fully diluted) at January 31, 2006. The issued and outstanding Limited Voting Common Shares at March 6, 2006, together with securities convertible into Limited Voting Common Shares, are summarized in the following table.

As at March 6, 2006 *(Unaudited)*	
Issued and outstanding Limited Voting Common Shares	45,394,833
Securities convertible into Limited Voting Common Shares:	
$105,000,000 - 9% convertible unsecured subordinated debentures, maturing November 30, 2007, convertible at 133.3333 shares per $1,000 principal amount	14,000,000
Series "A" convertible preferred shares, non-voting, $1 dividend per share, cumulative, convertible (1:1 basis), callable at $24	1,104,369
Stock Options	1,057,586
	61,556,788

4.5 Financial Ratios

The Company's total funded debt (excluding the Debentures), net of cash, of $598.3 million at January 31, 2006 increased by $124.7 million compared to the same date last year due to dividends, financing expenses, sustaining investment in property, plant, equipment and other assets, and increased non-cash working capital, offset by scheduled repayments of long-term debt as noted above under "2.3 Interest and Securitization Expenses". The Company's average funded debt, net of cash, was $468 million for the twelve months ended January 31, 2006 (2005 - $465.5 million) compared to $442 million for the twelve months ended October 31, 2005.

The Company's leverage ratio (net funded debt to capitalization) fluctuates materially from month-to-month due to underlying seasonal variations in short-term debt used to finance working capital requirements,

[2] *Book value per share is derived by dividing the shareholders' equity at the end of the period by the total number of Limited Voting Common Shares outstanding at the end of the period as if the Series "A" convertible preferred shares had been converted on a 1:1 basis. The fully diluted book value per share is derived by dividing the shareholders' equity (including the Debentures and the value of executive stock options) at the end of the period by the total number of Limited Voting Common Shares outstanding at the end of the period as if the Series "A" convertible preferred shares, executive stock options and the Debentures had been fully converted.*


Agricore
United

reflecting increased purchases of grain beginning in the fall and crop inputs inventory through the winter and early spring, as well as price volatility in the commodities handled, all of which cannot be financed entirely with trade credit. The Company's leverage ratio typically declines to its lowest quarterly level at July 31, representing the Company's core non-seasonal level of working capital. Measured on an average trailing twelve-month basis, the Company's leverage ratio increased slightly to 44.4% for the period ended January 31, 2006 from 44.2% and 43.1% for the twelve months ended January 31, 2005 and October 31, 2005, respectively.

Financial Ratios *(in thousands - except percentages and ratios)* *(Unaudited)*	*As at January 31* **2006**	2005	*Better (Worse)*	*Trailing Twelve Months ended January 31* **2006**	2005	*Better (Worse)*
Funded debt (excluding the Debentures), net of cash	**$ 598,289**	$ 473,640	*$ (124,649)*	**$ 467,968**	$ 465,467	*$ (2,501)*
EBITDA				**$ 125,661**	$ 93,057	*$ 32,604*
Ratios						
Current Ratio	**1.13 x**	1.16 x	*(0.03 pt)*			
Net Funded Debt to Capitalization	**51.1%**	45.5%	*(5.6 pt)*	**44.4%**	44.2%	*(0.2 pt)*
Earnings based Ratios						
EBITDA to Fixed Charges				**0.98 x**	0.78 x	*0.20 pt*
Average Net Debt to TTM EBITDA				**3.72 x**	5.00 x	*1.28 pt*


Net Funded Debt to Capitalization
Trailing Twelve Month ("TTM") Average
59.0%
53.0%
47.0%
41.0%
35.0%
Oct-01
Apr-02
Oct-02
Apr-03
Oct-03
Apr-04
Oct-04
Apr-05
Oct-05


Net Funded Debt to Capitalization
55.0%
50.0%
45.0%
40.0%
35.0%
30.0%
Feb-05
Mar-05
Apr-05
May-05
Jun-05
Jul-05
Aug-05
Sep-05
Oct-05
Nov-05
Dec-05
Jan-06
Leverage (Net Debt:Capitalization)
Average

5. Outlook

Future grain shipments continue to be dependent on several factors, including: producer decisions to deliver their 2004 and 2005 crops and the timing of those decisions; timely and effective execution by the railways of grain movement to port terminals and other North American destinations; and the execution of the CWB marketing program in 2006 which is also tied to producer decisions on grain delivery. These factors are influenced by current and future commodity prices and may be further complicated if producers elect to deliver their commodities in a compressed time frame – decisions which could strain the railway's capacity to execute shipment. The recent agreement reached between the two principal railways in Vancouver is expected to improve services and railcar turnaround times from the west coast. In addition, the CWB has already accepted over 90% of spring wheat, 50% of the durum and all of the barley offered by farmers for movement over the crop year ending July 31, 2006.

Further to the significant on-farm surface water supplies reported at the end of the last fiscal year, precipitation levels from November 1, 2005 through March 1, 2006 have been average to above average across most of Saskatchewan and Manitoba. Lower precipitation levels in central and northern Alberta were mitigated by the recent winter storm which moved across most of the prairies. Further reductions in the


Agricore
United

price of natural gas (the predominant component in the manufacture of fertilizer) have limited the rapid rise in fertilizer prices and, coupled with the high vegetative growth in 2005, may provide a further stimulus to farmer purchases of crop nutrients in the spring. Given the uncertainty associated with current commodity prices, farmers are not expected to finalize planting decisions until later in the season, although no significant changes in seeding intentions are currently expected apart from normal crop rotations. Agriculture and Agri-Food Canada's ("AAFC") report of February 14, 2006 forecast an overall increase in seeded acres in 2006, including an 8% decline in canola seeded acres offset by commensurate increases in acres planted to cereals, particularly wheat and barley.

On February 22, 2006, the Company successfully closed the purchase of the remaining 50% interest in its Lloyminster Terminal. Acquiring control of the facility will complement Agricore United's agreement to supply approximately 350,000 metric tonnes of grain annually for Husky Energy's new ethanol plant in Lloydminster, Saskatchewan expected to be commissioned later this year.

Despite recent increases in feed prices, abundant feed ingredients are expected to continue to benefit western Canadian livestock and poultry producers. Somewhat offsetting this opportunity, the hog cycle appears to be entering a period of lower prices, consistent with historical trends, which may limit profitability from non-feed sales in 2006 compared to the prior year. The Company's disposition of its feed mill in Armstrong, B.C., is not expected to materially impact its overall feed operations for the current year.

AU Financial collected 90.2% of the accounts due on February 28, 2006 under its 2005 spring program, compared to 90.7% last year, on higher average balances. As at March 6, 2006, and comparable to the prior year, the Company had already approved about 22,000 out of an expected 27,000 credit applications. The distribution of customer credit ratings showed some improvement from the lowest to the highest credit rating.

The Company's OG&A expenses increased by 1.8% in the first quarter ended January 31, 2006 compared to the same quarter last year. The Company continues to believe that it will be able to limit the growth in OG&A expenses in fiscal 2006 to less than the rate of inflation.

The Company entered into an agreement with a third party on May 6, 2005 for the sale of its AUV Terminal pursuant to a consent agreement with the Commissioner of Competition (the "Commissioner"). The Company subsequently announced on July 29, 2005 that the sale was not expected to be completed on the original closing date of August 1, 2005 but that both parties were continuing to work diligently towards concluding a transaction as soon as practicable. On August 12, 2005, the Company announced that subsequent requests by both the Company and the purchaser to extend the time frame to conclude a transaction had been denied by the Commissioner. The Company then filed an application with the Competition Tribunal (the "Tribunal") seeking, among other things, an order pursuant to section 106 of the *Competition Act* rescinding the consent agreement between the Commissioner and the Company. The application is expected to be heard by the Tribunal beginning March 27, 2006. In the meantime, the Company continues to operate the AUV Terminal.



Consolidated Balance Sheets

As at January 31 (in thousands) *(Unaudited)*	**2006**	*(Restated - Note 10)* 2005	October 31, 2005
ASSETS			
Current Assets			
Cash and cash equivalents	**$ 34,722**	$ 63,572	$ 36,590
Accounts receivable (Note 5)	**168,822**	130,745	242,941
Inventories	**515,413**	471,941	382,009
Prepaid expenses	**20,969**	17,306	17,106
Future income taxes	**17,694**	4,922	19,417
	757,620	688,486	698,063
Property, Plant and Equipment	**651,403**	660,955	657,074
Other Assets	**71,530**	63,736	65,976
Goodwill	**21,189**	28,903	21,189
Intangible Assets	**16,593**	16,502	16,590
Future income taxes	**25,665**	54,931	18,307
	$ 1,544,000	$ 1,513,513	$ 1,477,199
LIABILITIES AND SHAREHOLDERS' EQUITY			
Current Liabilities			
Bank and other loans (Note 6)	**$ 324,902**	$ 190,151	$ 200,815
Accounts payable and accrued expenses	**298,311**	360,176	313,233
Dividends payable	**1,361**	1,360	2,464
Current portion of long-term debt	**43,709**	39,260	39,303
Future income taxes	**1,922**	2,894	272
	670,205	593,841	556,087
Long-term Debt	**264,400**	307,801	283,310
Convertible Debentures	**105,000**	105,000	105,000
Other Long-term Liabilities	**35,322**	36,604	35,434
Future income taxes	**651**	6,730	7,285
Shareholders' Equity			
Share capital (Note 7)	**460,402**	460,049	460,323
Contributed surplus	**1,812**	1,163	1,593
Retained earnings	**6,208**	2,325	28,167
	468,422	463,537	490,083
	$ 1,544,000	$ 1,513,513	$ 1,477,199



Consolidated Statements of Earnings and Retained Earnings

For the periods ended January 31 (in thousands, except per share amounts) *(Unaudited)*	*Three Months* **2006**	*(Restated - Note 10)* 2005
Sales and revenue from services (Note 4)	**$ 544,385**	$ 548,110
Gross profit and net revenue from services (Note 4)	**79,600**	81,252
Operating, general and administrative expenses (Note 4)	**(82,468)**	(81,044)
Earnings (losses) before the undernoted (Note 4)	**(2,868)**	208
Depreciation and amortization (Note 4)	**(14,142)**	(15,534)
	(17,010)	(15,326)
Loss on disposal of assets	**(442)**	(5)
Interest and securitization expenses	**(13,287)**	(12,947)
	(30,739)	(28,278)
Recovery of (provision for) income taxes		
Current portion	**(475)**	(1,929)
Future portion	**10,616**	11,791
Loss for the period	**(20,598)**	(18,416)
Retained earnings, beginning of period, as previously reported	**28,167**	18,390
Accounting policy change (Note 10)	**-**	3,549
Retained earnings, beginning of period	**28,167**	21,939
Dividends	**(1,361)**	(1,198)
Loss for the period	**(20,598)**	(18,416)
Retained earnings, end of period	**$ 6,208**	$ 2,325
Basic and diluted loss per share (Note 1)	**$ (0.46)**	$ (0.41)



Consolidated Statements of Cash Flows

For the periods ended January 31 (in thousands) *(Unaudited)*	Three Months 2006	Three Months (Restated - Note 10) 2005
CASH FLOWS FROM OPERATING ACTIVITIES:		
Loss for the period	$ (20,598)	$ (18,416)
Adjustments for:		
Depreciation and amortization	14,142	15,534
Employee future benefits	(447)	789
Future income taxes	(10,616)	(11,791)
Equity loss (earnings) from investments, net of distributions	1,377	(398)
Stock-based compensation	218	119
Loss on disposal of assets	442	5
Other long-term liabilities	164	656
Cash flow used in operations	(15,318)	(13,502)
Changes in non-cash working capital	(77,904)	1,205
	(93,222)	(12,297)
CASH FLOWS FROM INVESTING ACTIVITIES:		
Business acquisitions, net of cash acquired (Note 9)	(1,694)	-
Property, plant and equipment expenditures	(5,288)	(10,693)
Proceeds from disposal of property, plant and equipment	134	1,415
Increase in other assets	(8,925)	(6,669)
	(15,773)	(15,947)
CASH FLOWS FROM FINANCING ACTIVITIES:		
Increase in bank and other loans	124,087	58,030
Proceeds from long-term debt	25	301
Long-term debt repayments	(14,528)	(14,495)
Deferred financing expenditures	(5)	-
Decrease in other long-term liabilities	(67)	(24)
Share capital issued	79	92
Dividends	(2,464)	(2,302)
	107,127	41,602
CHANGE IN CASH AND CASH EQUIVALENTS	(1,868)	13,358
Cash and cash equivalents at beginning of period	36,590	50,214
CASH AND CASH EQUIVALENTS AT END OF PERIOD	$ 34,722	$ 63,572
SUPPLEMENTARY DISCLOSURE OF CASH FLOW INFORMATION		
Cash payments of interest	$ (14,972)	$ (14,414)
Cash payments of taxes	$ (2,892)	$ (3,546)



Notes to the Consolidated Financial Statements

(Unaudited)

1. Earnings Per Share

Three Months ended January 31		2006			*(Restated - Note 10)* 2005	
(in thousands, except per share amounts - unaudited)	Amount	Shares	Per Share	Amount	Shares	Per Share
Loss for the period	$ (20,598)			$ (18,416)		
Less:						
Preferred share dividend	(276)			(276)		
Basic & diluted loss per share	$ (20,874)	45,372	$ (0.46)	$ (18,692)	45,326	$ (0.41)

Basic earnings per share is derived by deducting the pro rata share of annual dividends on preferred shares from earnings for the period and dividing this total by the weighted average number of Limited Voting Common Shares outstanding for the period.

The effect of potentially dilutive securities (convertible unsecured subordinated debentures and preferred shares) was not included in the calculation of diluted earnings per share for the three months ended January 31, 2005 and 2006, as the results would be anti-dilutive. In addition, executive stock options have been excluded from the calculation of diluted earnings per share as the exercise price exceeds the average trading value of the shares in the respective periods or the results would be anti-dilutive.

2. Accounting Principles

These interim unaudited consolidated financial statements are based on accounting principles consistent with those used and described in the October 31, 2005 annual consolidated financial statements. However, these financial statements do not include all of the information and disclosures required for annual financial statement presentation. The interim consolidated financial statements should be read in conjunction with the Company's consolidated financial statements for the year ended October 31, 2005.

3. Seasonal Nature of Business

The Company's earnings follow the seasonal activity pattern of Prairie grain production. Activity peaks in the spring as new crops are sown and in the fall as mature crops are harvested. Sales of Crop Production Services products (seed, crop nutrients and crop protection products) peak during May through July, corresponding with the start of the growing season, followed by increased levels of crop nutrient sales in the late fall. Although relatively steady throughout the year, Livestock Services feed sales tend to peak during the winter months as feed consumption increases. Financial Markets agency fees follow the related pattern of sales of the underlying activity of either Crop Production Services or Livestock Services. Sales patterns have a significant impact on the level of earnings and generally result in lower earnings throughout the early months of the fiscal year, with significant increases occurring in the third quarter ended July 31.



4. Segment Information

For the periods ended January 31 (in thousands) *(Unaudited)*		*Three Months* **2006**		*(Restated - Note 10)* 2005
SALES AND REVENUE FROM SERVICES				
Grain Handling	$	**426,703**		410,745
Crop Production Services		**52,688**		72,821
Livestock Services		**71,312**		69,835
Financial Markets & Other Investments		**2,426**		2,254
		553,129		555,655
Less: Intersegment Sales*		**(8,744)**		(7,545)
	$	**544,385**	$	548,110
GROSS PROFIT AND NET REVENUE FROM SERVICES				
Grain Handling	$	**54,382**	$	51,892
Crop Production Services		**8,300**		13,268
Livestock Services		**14,492**		13,838
Financial Markets & Other Investments		**2,426**		2,254
	$	**79,600**	$	81,252
OPERATING, GENERAL AND ADMINISTRATIVE EXPENSES				
Grain Handling (Note 10)	$	**(39,013)**	$	(36,986)
Crop Production Services (Note 10)		**(24,040)**		(25,400)
Livestock Services (Note 10)		**(9,156)**		(8,609)
Financial Markets & Other Investments		**(1,525)**		(1,146)
Corporate (Note 10)		**(8,734)**		(8,903)
	$	**(82,468)**	$	(81,044)
EBITDA				
Grain Handling	$	**15,369**	$	14,906
Crop Production Services		**(15,740)**		(12,132)
Livestock Services		**5,336**		5,229
Financial Markets & Other Investments		**901**		1,108
Corporate		**(8,734)**		(8,903)
	$	**(2,868)**	$	208
DEPRECIATION AND AMORTIZATION				
Grain Handling	$	**(6,733)**	$	(7,775)
Crop Production Services		**(4,805)**		(4,866)
Livestock Services		**(988)**		(1,058)
Financial Markets & Other Investments		**(92)**		(46)
Corporate		**(1,524)**		(1,789)
	$	**(14,142)**	$	(15,534)
EBIT				
Grain Handling	$	**8,636**	$	7,131
Crop Production Services		**(20,545)**		(16,998)
Livestock Services		**4,348**		4,171
Financial Markets & Other Investments		**809**		1,062
Corporate		**(10,258)**		(10,692)
	$	**(17,010)**	$	(15,326)
*INTERSEGMENT SALES				
Grain Handling	$	**(8,744)**	$	(7,545)
	$	**(8,744)**	$	(7,545)



5. Securitization

At January 31, 2006, grain held for the account of the CWB is reported net of securitized amounts of $51.8 million (2005 - $56.2 million). The table below summarizes certain cash flows related to the transfer of receivables during the period:

As at January 31, 2006 (in thousands) *(Unaudited)*		
Proceeds from new securitizations	$	50,000
Proceeds from collections reinvested	$	1,758

The net cost of these transactions is included in interest and securitization expenses in the Consolidated Statements of Earnings and Retained Earnings.

6. Bank and Other Loans

On February 27, 2006, the Company renewed its revolving facility, which matured February 27, 2006, with a facility expiring February 26, 2007. Apart from a more favourable pricing grid, the financial terms and underlying security are consistent with those described in Note 8 of the October 31, 2005 annual consolidated financial statements.

7. Share Capital

The table below summarizes the issued and outstanding Limited Voting Common Shares and securities convertible into Limited Voting Common Shares:

As at January 31 *(Unaudited)*	**2006**	2005
Issued and outstanding Limited Voting Common Shares	**45,372,620**	45,327,735
Securities convertible into Limited Voting Common Shares:		
9% convertible unsecured subordinated debentures, maturing November 30, 2007, convertible at 133.3333 shares per $1,000 principal amount	**14,000,000**	14,000,000
Series "A" convertible preferred shares, non-voting, $1 dividend per share, cumulative, convertible (1:1 basis), callable at $24	**1,104,369**	1,104,387
Stock options	**1,057,586**	895,519
	61,534,575	61,327,641

As at January 31, 2006, the Company had reserved 178,047 Limited Voting Common Shares (2005 – 140,114) for granting under the Executive Stock Option Plan and 89,117 Limited Voting Common Shares (2005 – 13,286) for granting under the Directors Share Compensation Plan.

Stock options outstanding at January 31, 2006 have a range of exercise prices from $7.10 to $11.50 and a weighted average life of 6.64 years.

For the Three Months ended January 31, 2006 *(Unaudited)*	**Number of Options**		**Weighted Average Exercise Price**
Outstanding at the beginning of the period	892,586	$	9.53
Granted	165,000		7.10
Forfeited	-		-
Outstanding at end of period	1,057,586	$	9.15
Exercisable at end of period	656,271	$	9.71



8. Commitments, Contingencies and Guarantees

Letters of Credit –

The Company has provided banking letters of credit to third parties for activities that are inherent in the nature of the agriculture industry. The terms range in duration and expire at various dates from March 2006 to February 2007. The amounts vary depending on underlying business activity or the specific agreements in place with the third parties. The outstanding letters of credit were $46.9 million (2005 - $104.1 million) as at January 31, 2006.

Indemnification of Accounts Receivable –

Under the terms of an agreement with a Canadian Schedule I chartered bank (as described in Note 4 of the October 31, 2005 annual consolidated financial statements), the Company indemnifies the bank for 50% of future losses under AU Financial to a maximum limit of 5% of the aggregate qualified portfolio balance. As at January 31, 2006, the Company provided $4.5 million (2005 - $3.1 million) for actual and expected future losses.

Under the terms of an agreement with a Canadian Schedule I chartered bank, the Company indemnifies the bank for credit losses under Unifeed Financial based on the first 20% to 33% of new credit issued on an individual account, depending on the account's underlying credit rating, with losses in excess of these amounts shared on an equal basis with the bank up to 5% on the aggregate qualified portfolio balance. As at January 31, 2006, the Company provided $327,000 (2005 - $136,000) for actual and expected future losses.

Loan Guarantees –

The Company is contingently liable under several guarantees given to third-party lenders who have provided long-term financing to certain independent hog producers. As at January 31, 2006, the current outstanding balance of these guarantees was $3.7 million. These guarantees reduce as the underlying loans are repaid and expire between 2006 and 2014.

9. Business Acquisitions

Effective December 16, 2005, the Company purchased the operating assets and working capital of Mattinson Farm Services Ltd. of Viking, Alberta. The acquisition was accounted for using the purchase method and the results of operation of this business are included in the consolidated financial statements from the date of acquisition. The transaction is summarized as follows:

(in thousands) *(Unaudited)*		
Net assets acquired		
Current assets	$	166
Property, plant & equipment		1,525
Goodwill and intangibles		3
Cash consideration	$	1,694

10. Accounting Policy Changes

Finite Insurance Layer –

As previously disclosed in the fourth quarter of 2005, the Company changed its accounting policy for certain insurance contracts that provide for the recovery of premiums depending on claims experience. Previously, the premium payments were expensed as incurred and the potential recovery was treated as a contingent gain. Under the new policy, such premiums are accounted for as deposits with the insurer. This treatment is consistent with U.S. GAAP and the Company believes it will provide greater comparability with other companies using similar insurance products. This change in accounting policy



has the effect of reducing OG&A expenses, improving EBITDA and the pre-tax loss by $1.7 million, reducing the income tax recovery by $600,000 and reducing the loss by $1.1 million for the three months ended January 31, 2005 and increasing Accounts Payable by $250,000, decreasing Prepaid Expenses by $6.1 million, increasing Other Assets by $13.3 million and decreasing the long-term asset portion of Future Income Taxes by $2.4 million as at January 31, 2005.

11. Comparative Amounts

Certain comparative amounts have been reclassified to conform to current year presentation.

Supplementary Shareholder Information

For the periods ended January 31	*Three Months*	
Trading Activity *(on Toronto Stock Exchange)*	**2006**	2005
Limited Voting Common Shares *(Symbol: AU.LV)*		
High	**$ 8.95**	$ 9.05
Low	**$ 6.40**	$ 7.50
Close	**$ 8.84**	$ 8.46
Volume	**4,086,190**	1,665,082
Series "A" Preferred shares *(Symbol: AU.PR.A)*		
High	**$ 16.20**	$ 14.60
Low	**$ 14.75**	$ 14.30
Close	**$ 15.10**	$ 14.60
Volume	**8,360**	32,183
9% convertible unsecured subordinated debentures *(Symbol: AU.DB)*		
High (per $100 principal)	**$ 120.95**	$ 130.00
Low (per $100 principal)	**$ 102.01**	$ 118.00
Close (per $100 principal)	**$ 120.95**	$ 125.00
Volume	**$ 1,776,000**	$ 3,321,000

As at January 31 *(Unaudited)*		
Book value per share	**$ 10.08**	$ 9.98
Fully diluted book value per share	**$ 9.48**	$ 9.40

Book value per share is derived by dividing the shareholders' equity at the end of the period by the total number of Limited Voting Common Shares outstanding at the end of the period as if the Series "A" Preferred Shares had been converted on a 1:1 basis. The fully diluted book value per share is derived by dividing the shareholders' equity (including the Debentures and the value of executive stock options) at the end of the period by the total number of Limited Voting Common Shares outstanding at the end of the period as if the Series "A" preferred Shares, executive stock options and the Debentures had been fully converted.